Exhibit 8.1

Subsidiaries of the Company

Subsidiary	Jurisdiction of Incorporation	Principal Activity

BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	Republic of Argentina	Mutual funds
BBVA Francés Valores S.A.	Republic of Argentina	Stock exchange brokerage
Consolidar AFJP S.A. (undergoing liquidation proceedings)	Republic of Argentina	Pension and retirement fund administrators